UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: April 23, 2021

(Date of earliest event reported)

Ei.Ventures, Inc.

(Exact name of registrant as specified in its charter)

Delaware	84-1871358
(State or other incorporation)	(I.R.S. Employer Identification No.)

1215 South Kihei Road, #424

Kihei, Hawaii 96753

(Full mailing address of principal executive offices)

(808) 213 - 8191

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.      Other Events.

On April 21, 2021, Ei.Ventures, Inc. (the “Company”) entered into an agreement for advisory services with Arcview Capital, LLC (“Arcview”).  Arcview will advise the Company on its capital-raising strategy and identify and introduce the Company to investors that do not have pre-existing relationships with the Company.

On April 20, 2021, the Company entered into an agreement for advisory services with Castle Placement, LLC (“Castle”).  Castle will provide services to the Company in connection with the offering of the Company’s Common Stock under Regulation A.

Copies of the agreements with Arcview and Castle are filed as Exhibits 6.6 and 6.7, respectively, to this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EI.VENTURES, INC.

By:	/s/ David Nikzad
Name:	David Nikzad
Title:	Chief Executive Officer

Date:	April 23, 2021

Exhibit Index

Exhibit No.	Description

6.6	Agreement for Advisory Services, dated April 21, 2021, between Arcview Capital, LLC and Ei.Ventures, Inc.
6.7	CPGO Agreement, dated April 20, 2021, between Castle Placement, LLC and Ei.Ventures, Inc.